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September 19, 2025	Gregory C. Davis T +1 415 315 6327 gregory.davis@ropesgray.com

VIA EDGAR

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

AMG Funds III (File Nos. 002-84012 and 811-03752) (“AMG Funds III”), AMG Pantheon Fund, LLC (File Nos. 333-289032 and 811-22973) (the “Feeder Fund”), and AMG Pantheon Master Fund, LLC (Registration No. 811-22972) (the “Master Fund”)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds III, the Feeder Fund and the Master Fund (each, a “Registrant” and collectively, the “Registrants”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided to Lisa M. Henry on August 20, 2025, regarding the Form N-CSR filing for the period ended May 31, 2025 for AMG Funds III, on behalf of its series, AMG GW&K International Small Cap Fund, and the Form N-CSR filings for the period ended March 31, 2025 for the Feeder Fund and the Master Fund. The Registrants appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and each Registrant’s responses are set forth below. Changes referenced in responses below will be incorporated into Forms N-CSR and other applicable regulatory filings going forward, as noted below.

1. Comment: Class I and Class Z of AMG GW&K International Small Cap Fund each presented line graphs that do not assume the Fund’s required minimum if that amount exceeds $10,000. Please explain why the line graphs do not conform to Item 27A(d)(2)(i), Instruction 1(d) of Form N-1A.

Response: AMG Funds III confirms that in future filings on Form N-CSR, it will base the line graph for Class I and Class Z shares of AMG GW&K International Small Cap Fund on each class’s higher initial investment minimum.

2. Comment: In the Master Fund’s Schedule of Investments, the cost for each restricted security held by the Master Fund is disclosed in a single footnote as block text separated only by commas without direct linkage to the individual securities to which the cost is related. Please include cost amounts in a separate column in the Schedule of Investments in the same line as the corresponding investment. See AICPA Investment Companies Expert Panel Minutes dated July 15-16, 2024.

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Response: The Master Fund confirms that in filings on Form N-CSR for future periods, it will disclose the cost for each restricted security in a separate column in the Schedule of Investments in the same line as the corresponding investment.

3. Comment: For the Master Fund, “Dividends and Other Receivables” are combined in one line item on the consolidated Statement of Assets and Liabilities. Please disclose dividends receivable and list any other receivables separately as required by Article 6-04(5) of Regulation S-X.

Response: The Master Fund confirms that in filings on Form N-CSR for future periods, dividends receivable will be disclosed separately from any other receivables. The Master Fund notes that the balance of other receivables was immaterial for the fiscal year ended March 31, 2025.

4. Comment: In the Master Fund’s Financial Highlights, please add a footnote stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which the Master Fund invests. See ASC 946-205-50-16.

Response: The Master Fund confirms that in the presentation of Financial Highlights on Form N-CSR for future periods, the Master Fund will add the requested footnote.

5. Comment: For the Master Fund, please update the recoupment language in the Notes to the Financial Statements to state that, “(a) the amount of such additional payment in any year, together with all expenses of the Master Fund, the Corporate Subsidiary, and the Lead Fund, in the aggregate, would not cause the aggregate of each such Fund’s total annual operating expenses, exclusive of Excluded Expenses, in any such year to exceed the lesser of any expense limitation in place at the time of payment or the expense limitation in place at the time of waiver or reimbursement ~~to exceed the amount of the Expense Cap~~…” and ensure the recoupment language is consistent throughout the disclosure documents.

Response: The Master Fund confirms that it will update the recoupment language as described above in the Notes to the Financial Statements on Form N-CSR for future periods.

6. Comment: For each Registrant, please include disclosure responsive to Items 4(i) and (j) in future Form N-CSR filings even if those items are not applicable to such Registrant.

Response: Each Registrant confirms that it will include disclosure responsive to Items 4(i) and (j) in future Form N-CSR filings even if those items are not applicable to such Registrant.

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6327.

Very truly yours,

/s/ Gregory C. Davis

Gregory C. Davis, Esq.

cc:	Maureen Kerrigan

Mark Duggan

Adam M. Schlichtmann

Jessica L. Reece